Exhibit 99.1

ESSA Pharma Enhances R&D Capabilities with Two New Key Hires

HOUSTON and VANCOUVER, April 24, 2018 /CNW/ - ESSA Pharma Inc. ("ESSA" or the "Company") (NASDAQ: EPIX, TSX-V: EPI), a pharmaceutical company focused on the development of novel small molecule drugs for the treatment of prostate cancer, announced today the appointments of Han-Jie Zhou, Ph.D., Vice President, Chemistry and Chemistry Manufacturing and Control, and Ronan Le Moigne, Ph.D., Senior Director, Preclinical.

"I am pleased to welcome Drs. Zhou and Le Moigne to ESSA," said David R. Parkinson, ESSA Pharma's President and Chief Executive Officer.  "We are progressing with multiple pre-clinical characterization studies in order to select a next-generation clinical candidate to advance our aniten N-terminal domain inhibitor program and are excited to expand our R&D capabilities with the appointment of these two senior researchers.  We look forward to leveraging their expertise as we advance towards clinical development."

Dr. Zhou has more than 18 years of experience in oncology drug discovery and development including medicinal and process chemistry, drug metabolism and pharmacokinetics, chemistry manufacturing and control, project management, and global outsourcing.  Prior to joining ESSA, he was Vice President of Chemistry at Cleave Biosciences, Group Leader at Proteolix and Scientist at Cytokinetics. Over his career, he contributed to the discovery and development of KYPROLIS® (carfilzomib), ONX0914 and omecamtiv mecarbil.  Dr. Zhou earned his Ph.D. in organic chemistry from the University of Fribourg, Switzerland, and completed postdoctoral training in the laboratory of Dr. Robert Holton at Florida State University. He is a named inventor and author on more than 35 patents and publications.

Dr. Le Moigne has more than 12 years of experience in oncology drug discovery and development, including target validation, clinical candidate selection, pharmacokinetic/ pharmacodynamic relationships, toxicology, and biomarker development.   Prior to joining ESSA, he served as Senior Director of Pharmacology at Cleave Biosciences, and previously held scientific roles at Sanofi, where Dr. Le Moigne supported the advancement of small molecules and antibodies in preclinical development.  He also supported the clinical development of ZALTRAP® (aflibercept), a VEGF Trap biologic.  Dr. Le Moigne earned his Ph.D. in Pharmacology from the University Paris XI, France.

About ESSA Pharma Inc.
ESSA is a pre-clinical stage pharmaceutical company focused on developing novel and proprietary therapies for the treatment of castration-resistant prostate cancer ("CRPC") in patients whose disease is progressing despite treatment with current therapies. ESSA believes that its proprietary compounds can significantly expand the interval of time in which patients suffering from CRPC can benefit from hormone-based therapies, by disrupting the androgen receptor ("AR") signaling pathway that drives prostate cancer growth and by preventing AR transcriptional activity by binding selectively to the N-terminal domain ("NTD") of the AR. A functional NTD is essential for transactivation of the AR. In preclinical studies, blocking the NTD has demonstrated the capability to overcome the known AR-dependent mechanisms of CRPC. ESSA was founded in 2009.

About Prostate Cancer
Prostate cancer is the second-most commonly diagnosed cancer among men and the fifth most common cause of male cancer death worldwide (Globocan, 2012). Adenocarcinoma of the prostate is dependent on androgen for tumor progression and depleting or blocking androgen action has been a mainstay of hormonal treatment for over six decades. Although tumors are often initially sensitive to medical or surgical therapies that decrease levels of testosterone, disease progression despite castrate levels of testosterone generally represents a transition to the lethal variant of the disease, metastatic CPRC ("mCRPC"), and most patients ultimately succumb to the illness. The treatment of mCRPC patients has evolved rapidly over the past five years. Despite these advances, additional treatment options are needed to improve clinical outcomes in patients, particularly those who fail existing treatments including abiraterone or enzalutamide, or those who have contraindications to receive those drugs. Over time, patients with mCRPC generally experience continued disease progression, worsening pain, leading to substantial morbidity and limited survival rates. In both in vitro and in vivo animal studies, ESSA's novel approach to blocking the androgen pathway has been shown to be effective in blocking tumor growth when current therapies are no longer effective.

Forward-Looking Statement Disclaimer
This release contains certain information which, as presented, constitutes "forward-looking information" within the meaning of the Private Securities Litigation Reform Act of 1995 and/or applicable Canadian securities laws. Forward-looking information involves statements that relate to future events and often addresses expected future business and financial performance, containing words such as "anticipate", "believe", "plan", "estimate", "expect", and "intend", "potential", "promising", "refocus", statements that an action or event "may", "might", "could", "should", or "will" be taken or occur, or other similar expressions and includes, but is not limited to, statements relating to the advancement of ESSA's aniten N-terminal domain inhibitor program and progressing ESSA's preclinical studies towards clinical development.

Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of ESSA to control or predict, and which may cause ESSA's actual results, performance or achievements to be materially different from those expressed or implied thereby. Such statements reflect ESSA's current views with respect to future events, are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by ESSA as of the date of such statements, are inherently subject to significant medical, scientific, business, economic, competitive, political and social uncertainties and contingencies. In making forward looking statements, ESSA may make various material assumptions, including but not limited to (i) the accuracy of ESSA's financial projections; (ii) obtaining positive results of clinical trials; (iii) obtaining necessary regulatory approvals; and (iv) general business, market and economic conditions.

Forward-looking information is developed based on assumptions about such risks, uncertainties and other factors set out herein, in the Company's second amended and restated prospectus supplement dated January 5, 2018 and in ESSA's Annual Report on Form 20-F dated December 11, 2017 under the heading "Risk Factors", a copy of which is available on ESSA's profile on the SEDAR website at www.sedar.com, ESSA's profile on EDGAR at www.sec.gov, and as otherwise disclosed from time to time on ESSA's SEDAR profile. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and ESSA undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as may be required by applicable Canadian and United States securities laws. Readers are cautioned against attributing undue certainty to forward-looking statements.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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SOURCE ESSA Pharma Inc

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%CIK: 0001633932

For further information: David Wood, Chief Financial Officer, ESSA Pharma Inc., 778-331-0962, dwood@essapharma.com

CO: ESSA Pharma Inc

CNW 07:30e 24-APR-18